FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2014

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into Celestica Inc.’s outstanding registration statements filed with the Securities and Exchange Commission from the date on which this report is furnished to the extent not superseded by documents or reports subsequently filed or furnished by Celestica, Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.  Celestica Inc. is voluntarily furnishing the certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002 as Exhibits 99.2, 99.3, and 99.4.

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description

99.1	Celestica Inc.’s Unaudited Condensed Consolidated Financial Statements for the three and twelve months ended December 31, 2013 and accompanying notes thereto

99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.4	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: January 31, 2014	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Celestica Inc.’s Unaudited Condensed Consolidated Financial Statements for the three and twelve months ended December 31, 2013 and accompanying notes thereto

99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.4	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002